UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                              Diplomat Corporation
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)


                                    254551104
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                                 (CUSIP Number)


                                  Joel A. Yunis
                            c/o Rosenman & Colin LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8666
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 19, 1998
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             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                                  SCHEDULE 13D


CUSIP No. 254551104
          ---------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Irving Magram
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    933,216.7 Shares
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  933,216.7 Shares
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     933,216.7 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
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14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


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


Item 1.   Security and Issuer.

          This statement relates to shares of Common Stock, par value $.0001 per share (the "Shares") of Diplomat Corporation (the "Company"). The principal executive offices of the Company are located at 25 Kay Fries Drive, Stony Point, NY 10980.


Item 2.   Identity and Background.

          (a) Irving Magram

          (b) Mr. Magram  resides at 56 Huyler  Landing,  Cresskill,  New Jersey
          07626

          (c) Mr. Magram is principally employed as President of Lew Magram, Ltd., a women's clothing mail-order company and a subsidiary of the Company. Mr. Magram's principal business address is 414 Alfred Avenue, Teaneck, New Jersey 07666.

          (d) During the last five years, Mr. Magram has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

          (e) During the last five years, Mr. Magram was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Magram is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.

          In connection with the merger (the "Merger") of Lew Magram, Ltd. with a subsidiary of the Company on February 19, 1998, the Company issued to Mr. Magram, in exchange for his shares of Lew Magram, Ltd., 100,000 Shares (the "Merger Shares") and 24,999 shares of Series D Preferred Stock (the "Preferred Stock") of the Company. Each share of Preferred Stock is convertible at any time into 33.33 Shares.


Item 4.   Purpose of Transaction.

          Mr. Magram acquired the Merger Shares and the Preferred Stock for investment purposes. Depending upon market conditions and other factors that Mr. Magram may deem material to his investment decisions, Mr. Magram may purchase additional Shares in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that he currently owns or hereafter may acquire. Mr. Magram may be elected to the Company's board of directors. Except as otherwise set forth herein, Mr. Magram has no plans or proposals which relate to, or could result in


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


          any  matters  referred to in  paragraphs  (a) through (j) of Item 4 of
          Schedule 13D.


Item 5.   Interest In Securities of Issuer.

          (a) Mr. Magram is the beneficial owner of 933,216.7 Shares (or approximately 8.0% of the outstanding Shares of the Company) representing the aggregate of (i) the number of Shares issuable to Mr. Magram upon conversion of the Preferred Stock and (ii) the Merger Shares.

          (b) Mr. Magram has the sole power to vote and dispose of all 933,216.7 Shares reported herein.

          (c) On February 19, 1998, Mr. Magram exercised a put option negotiated in connection with the Merger to put the number of shares of Lew Magram, Ltd. convertible into 222,223 shares of Preferred Stock to a buyer designated by Robert M. Rubin for an aggregate purchase price of $500,000. Mr. Magram fulfilled his obligations under such put option through delivery of certificates representing 222,223 shares of Preferred Stock. Except as otherwise set forth herein and in Item 3 hereof, Mr. Magram has not been involved in any transaction involving the Shares in the past sixty days.

          (d) Mr. Magram affirms that no person other than himself has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by him.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

          Mr. Magram and the Company are parties to a Registration Rights and Transfer Agreement, dated February 19, 1998, negotiated in connection with the Merger. Pursuant to the terms thereof and subject to the conditions set forth therein: (a) the Company agreed to register 666,667 Shares receivable by Mr. Magram (or his designated transferee) and (b) the Company also granted Mr. Magram the right, on one occasion, to demand registration of additional Shares held by him and unlimited "piggyback" registrations of his Shares.


Item 7.   Material to be Filed as Exhibits.

          Not applicable.


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


                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    March 16, 1998



                                                       IRVING MAGRAM

                                                       /s/ Irving Magram
                                                       -----------------


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